UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 16, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.


March 16, 2020

6 p.m. CT

COVID-19 Informational Update


The recent outbreak of the coronavirus has disrupted operations of McDonald's restaurants in numerous markets around the world. Our primary focus and attention is directed towards the well being and safety of restaurant crew, franchisees, and employees.

In addition, we are working with franchisees around the world in order to evaluate operational feasibility and support financial liquidity (e.g. rent deferrals) during this period of uncertainty. We are also working closely with suppliers on contingency planning for continuous supply.

At this time, neither the duration nor scope of the disruption can be predicted, therefore, the negative financial impact to our results cannot be reasonably estimated. Below is a brief summary of operational impact to McDonald's restaurants around the world; please note that this does not reflect declines in overall consumer behavior. At a minimum, we will provide an update during our Q1 2020 earnings release and call.

Several governments around the world have declared a State of Emergency and/or closed or partially closed all restaurants. The situation is constantly changing and we continue to work with our local teams on the operational and business impact.

U.S.: Substantially all restaurants are operating Drive-thru, Delivery, & Take-away only; subject to local restrictions, dining rooms are operating at restaurant discretion. Limited hours may apply.

International Operated Markets:

- Most markets, such as France and Canada, have limited operations including Drive-thru, Delivery and/or Take-away; some restaurants within these markets may be closed, have limited hours and/or restricted capacity.
- Several markets, such as Italy & Spain, have closed all restaurants.

International Developmental Licensed Markets: Substantially all restaurants are operating in Japan; China is operating ~95% of restaurants; operating hours in most other countries are driven by government regulations.


(This update is as of the date and time noted above. Updates, if any, will be posted to www.investor.mcdonalds.com. Given the fluid nature of this situation, information may change and we do not undertake a duty to update this information to reflect changes.)


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 16, 2020

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary